FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

10 April 2017

Notification of Transactions of Persons Discharging Managerial Responsibilities ("PDMRs") and persons closely associated with the PDMRs

The following acquisitions relating to dividends of US$0.50 ordinary shares (the "Shares") were made on 6 April 2017:

Directors

Name	Price per Share / ADS1	Shares acquired
Kathleen Casey	US$40.31801	44 American Depositary Shares1 (representing 220 ordinary shares of US$0.50 each)
Henri de Castries	US$8.0636	420
Douglas Flint	£6.5153	135
Stuart Gulliver	US$8.0636	57,021
Sam Laidlaw	US$8.0636	1,027
Irene Lee	US$8.0636	260
Iain Mackay	US$8.0636	31,237
Heidi Miller	US$40.68501	20 American Depositary Shares1 (representing 100 ordinary shares of US$0.50 each)
Marc Moses	US$8.0636	31,892
Jackson Tai	US$40.31801	52 American Depositary Shares1 (representing 260 ordinary shares of US$0.50 each)
Paul Walsh	$8.0636	132

Other PDMRs

Name	Price per Share	Shares acquired
Samir Assaf	US$8.0636	32,397
Peter Boyles	US$8.0636 £6.5153	8,345 4,660
Patrick Burke	US$8.0636 £6.5153	5,454 3,298
John Flint	US$8.0636	9,597
Andy Maguire	US$8.0636	1,792
Paulo Maia	US$8.0636 £6.5153 £6.5178	3,443 3,805 9
Noel Quinn	US$8.0636	4,656
Antonio Simoes	US$8.0636	4,672
Peter Wong	US$8.0636 £6.5153	20,084 19,830

Persons closely associated ("CAP") with the PDMR

Name	Price per Share	Shares acquired
Camay Wong (CAP of Peter Wong)	US$8.0636	600

1American Depositary Shares ('ADS') are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings plc ordinary shares. ADS are traded in New York.

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person	Kathleen Casey

2 - Reason for the notification

Position/status		Non-executive Director

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-04-06	American Depositary Shares ('ADS'). Each ADS represents five HSBC Holdings plc ordinary shares of US$0.50 each	GB0005405286	Outside a trading venue		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$40.32	44	$1,773.99
		Aggregated	$40.318	44	$1,773.99

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person		Henri de Castries

2 - Reason for the notification

Position/status		Non-executive Director

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-04-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	420	$3,386.71
		Aggregated	$8.064	420	$3,386.71

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Douglas Flint

2 - Reason for the notification

Position/status		Group Chairman

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-04-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.51	135	£879.57
		Aggregated	£6.515	135	£879.57

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Stuart Gulliver

2 - Reason for the notification
Position/status		Group Chief Executive

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-04-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	57,021	$459,794.54
		Aggregated	$8.064	57,021	$459,794.54

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person		Sam Laidlaw

2 - Reason for the notification
Position/status		Non-executive Director

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-04-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	1,027	$8,281.32
		Aggregated	$8.064	1,027	$8,281.32

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Irene Lee

2 - Reason for the notification
Position/status		Non-executive Director

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-04-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	260	$2,096.54
		Aggregated	$8.064	260	$2,096.54

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Iain Mackay

2 - Reason for the notification
Position/status		Group Finance Director

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-04-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	31,237	$251,882.67
		Aggregated	$8.064	31,237	$251,882.67

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Heidi Miller

2 - Reason for the notification
Position/status			Non-executive Director

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-04-06	American Depositary Shares ('ADS'). Each ADS represents five HSBC Holdings plc ordinary shares of US$0.50 each.	GB0005405286	Outside a trading venue		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$40.69	20	$813.70
		Aggregated	$40.685	20	$813.70

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Marc Moses

2 - Reason for the notification
Position/status			Group Chief Risk Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-04-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	31,892	$257,164.33
		Aggregated	$8.064	31,892	$257,164.33

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Jackson Tai

2 - Reason for the notification
Position/status		Non-executive Director

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-04-06	American Depositary Shares ('ADS'). Each ADS represents five HSBC Holdings plc ordinary shares of US$0.50 each.	GB0005405286	Outside a trading venue		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$40.32	52	$2,096.54
		Aggregated	$40.318	52	$2,096.54

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Paul Walsh

2 - Reason for the notification
Position/status		Non-executive Director

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-04-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	132	$1,064.40
		Aggregated	$8.064	132	$1,064.40

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Samir Assaf

2 - Reason for the notification
Position/status		Chief Executive, Global Banking and Markets

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-04-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	32,397	$261,236.45
		Aggregated	$8.064	32,397	$261,236.45

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Peter Boyles

2 - Reason for the notification
Position/status		Chief Executive of Global Private Banking

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-04-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.52	4,660	£30,361.30
		Aggregated	£6.515	4,660	£30,361.30

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-04-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	8,345	$67,290.74
		Aggregated	$8.064	8,345	$67,290.74

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Patrick Burke

2 - Reason for the notification
Position/status		President and Chief Executive of HSBC US

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-04-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.52	3,298	£21,487.46
		Aggregated	£6.515	3,298	£21,487.46

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-04-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	5,454	$43,978.87
		Aggregated	$8.064	5,454	$43,978.87

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		John Flint

2 - Reason for the notification
Position/status		Chief Executive, Retail Banking and Wealth Management

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-04-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD -United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	9,597	$77,386.37
		Aggregated	$8.064	9,597	$77,386.37

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Andy Maguire

2 - Reason for the notification
Position/status			Group Chief Operating Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-04-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	1,792	$14,449.97
		Aggregated	$8.064	1,792	$14,449.97

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Paulo Maia

2 - Reason for the notification
Position/status		Chief Executive, Latin America

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-04-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.52	3,805	£24,790.72
			£6.52	9	£58.66
		Aggregated	£6.515	3,814	£24,849.38

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-04-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	3,443	$27,762.97
		Aggregated	$8.064	3,443	$27,762.97

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Noel Quinn

2 - Reason for the notification
Position/status		Chief Executive, Global Commercial Banking

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-04-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	4,656	$37,544.12
		Aggregated	$8.064	4,656	$37,544.12

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Antonio Simoes

2 - Reason for the notification
Position/status		Chief Executive, HSBC Bank plc

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-04-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	4,672	$37,673.14
		Aggregated	$8.064	4,672	$37,673.14

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Peter Wong

2 - Reason for the notification
Position/status			Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-04-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.52	19,830	£129,198.40
		Aggregated	£6.515	19,830	£129,198.40

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-04-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	20,084	$161,949.34
		Aggregated	$8.064	20,084	$161,949.34

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Camay Wong

2 - Reason for the notification
Position/status		Closely associated person of Peter Wong, Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2017-04-06	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	USD -United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	600	$4,838.16
		Aggregated	$8.064	600	$4,838.16

For any queries related to this notification please contact:
Lauren Brown
Shareholder Services Team
020 7992 376

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 10 April 2017